           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549

                              FORM 11-K

      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
            SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

x       ANNUAl REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
       EXCHANGE ACT OF 1934


       For the fiscal year ended  December 31, 1993

                            or


       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from        to
                                      -------   -------

       Commission file number      1-5851


                 Rhone-Poulenc Rorer Employee Savings Plan
                         (Full title of plan)


                       RHONE-POULENC RORER INC.
       (Name of issuer of securities held pursuant to the plan)

                           500 Arcola Road
                     Collegeville,  Pennsylvania            19426
               (Address of principal executive offices)  (Zip code)

                    Registrant's telephone number,
                 including area code:  (610) 454-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 24, 1994          RHONE-POULENC RORER EMPLOYEE
                                SAVINGS PLAN


                                By:  /s/  David Brandies
                                   ------------------------------------------
                                          David Brandies, for the
                                          Employee Savings Plan
                                          Committee, Administrator

Financial Statements and Exhibits

              RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                      ANNUAL REPORT ON FORM 11-K
                 For the year ended December 31, 1993


                                                         Page No.*

(a)    Financial Statements:

       Report of Independent Public Accountants               2

       Statements of Financial Condition at
            December 31, 1993 and 1992                        3

       Statements of Income and Changes in Plan Equity
            for the years ended December 31, 1993,
            1992 and 1991                                     4

       Notes to Financial Statements                          5-12

       Supplemental Schedules:

       Schedule I - Investments at December 31, 1993          13

       Schedule II - Statements of Financial Condition
            by Account at December 31, 1993 and 1992          14-15

       Schedule III - Statements of Income and Changes
            in Plan Equity by Account for the years ended
            December 31, 1993, 1992 and 1991                  16-18


* Refers to page number in the 1993 Annual Report of the Rhone-Poulenc Rorer Employee Savings Plan.

(b)    Exhibits:

       (1)  Consent of Independent Public Accountants

                         ANNUAL REPORT OF THE

              RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

                            _____________


                 for the year ended December 31, 1993

              RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                              __________


                                                         Page No.


Report of Independent Public Accountants                     2


Financial Statements:

       Statements of Financial Condition at
       December 31, 1993 and 1992                            3

       Statements of Income and Changes in Plan
       Equity for the years ended December 31, 1993,
       1992, and 1991                                        4


Notes to Financial Statements                                5-12


Supplemental Schedules:

       Schedule I - Investments at December 31, 1993         13

       Schedule II - Statements of Financial Condition
       by Account at December 31, 1993 and 1992              14-15

       Schedule III - Statements of Income and Changes
       in Plan Equity by Account for the years ended
       December 31, 1993, 1992 and 1991                      16-18

Report of Independent Public Accountants


To the Employee Savings Plan Committee:

We have audited the accompanying statements of financial condition of Rhone-Poulenc Rorer Employee Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992, and the changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The fund information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition by account (Schedule II) and the statements of income and changes in plan equity by account (Schedule
III) of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                           /s/ COOPERS & LYBRAND
                                         --------------------------
                                               COOPERS & LYBRAND




Philadelphia, Pennsylvania
June 10, 1994

              RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                  STATEMENTS OF FINANCIAL CONDITION
                    at December 31, 1993 and 1992


ASSETS                                       1993                    1992
                                     -----------------        ----------------
                                     $    157,779,168         $    144,547,076
Investments
Cash                                          429,602                  577,169

Receivable from Rhone-Poulenc
   Rorer Inc.:
   Employer contributions                     623,664                  456,502
   Employee contributions                   1,343,580                1,103,729
                                     -----------------        ----------------
                                            1,967,244                1,560,231

Loans to participants                       6,609,435                4,188,153
                                     -----------------        ----------------

   Total assets                      $    166,785,449         $    150,872,629
                                     =================        ================

LIABILITIES AND PLAN EQUITY

Plan equity                          $    166,785,449         $    150,872,629
                                     -----------------        ----------------

Total liabilities and plan equity    $    166,785,449         $    150,872,629
                                     =================        ================






             See accompanying notes to financial statements.

                RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
             STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
           for the years ended December 31, 1993, 1992 and 1991

                                      1993             1992           1991
                                  --------------   ------------   -------------

Additions:
Contributions:
  Employer                          $  6,188,047   $  4,800,608   $  3,611,581
  Employee                            15,096,447     13,575,102      9,585,803
Transfer in of net assets                 --          2,704,239      1,486,532
Investment income:
  Interest income                      6,929,739      6,943,378      7,030,685
  Dividend income                      2,723,853      1,062,522        665,500
Net (depreciation)
appreciation                          (8,533,639)   (13,708,852)    20,662,471
                                   --------------  --------------  ------------
     Total additions                  22,404,447     15,376,997     43,042,572
                                   --------------  --------------  -----------

Deductions:
Withdrawals and terminations           6,491,627     8,822,827       8,249,230
Employer refund                            --            --            334,344
                                   --------------   -----------    ------------
     Total deductions                  6,491,627     8,822,877       8,583,547
                                   --------------  ------------   -------------
Net increase in Plan equity           15,912,820     6,554,170      34,458,998
Plan equity, beginning of year       150,872,629   144,318,459     109,859,461
                                   --------------  ------------   -------------
Plan equity, end of year            $166,785,449  $150,872,629    $144,318,459
                                   =============  ============    ============



             See accompanying notes to financial statements.

                RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS



1.     Summary of Significant Plan Provisions

  Plan Description

  The Rhone-Poulenc Rorer Employee Savings Plan (the Plan) is a voluntary, defined contribution 401(k) plan for salaried and hourly employees of Rhone-Poulenc Rorer Inc. (the Company) and its U.S. subsidiaries.

  Trustee and Recordkeeper

  Effective October 1992, IDS Bank and Trust (a subsidiary of American Express Company) was appointed Plan recordkeeper and trustee.

  Eligibility

  Employees are eligible to join the Plan following the completion of three months of service (full-time employees) or one year of service (part-time employees). As of December 31, 1993 there were 5,748 employees participating in the plan.

  Contributions

  All participant contributions are made on a before-tax basis. Each participant may invest from 1 percent to 6 percent of annual basic compensation (to a maximum of $6,000) as a basic contribution. In addition, each participant may make an additional supplemental contribution, subject to certain limitations. The total of the basic and supplemental contributions can not exceed IRS limitations for each Plan year. For the 1993 Plan year the total of such contributions could not exceed $8,994; for the 1994 Plan year, this limit is $9,240.

  If a participant's annual contributions exceed the dollar limitation set by the IRS thereby requiring a distribution of such excess contributions, the participant will forfeit any employer contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

  Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

  For the Plan year 1991, 1992 and the first eight months of 1993, the Company matched participants' basic contributions in accordance with the following schedule:

  Percent of Basic Contribution   Company Contribution Percentage

            1st 1%                             100%
            2nd 1%                              75%
            3rd 1%                              50
       4th through 6th 1%                       25%

  Effective September 1, 1993, the Company increased the basic matching contribution as follows:

  Percent of Basic Contribution   Company Contribution Percentage

            1st 1%                             100%
            2nd 1%                              90%
            3rd 1%                              80
       4th through 6th 1%                       50%

  Additional amounts may be contributed at the option of the Company's Board of Directors; however, total Company contributions may not exceed $3,000 per participant during a Plan year. No additional Company contributions were made in 1993, 1992 or 1991.

  Employer contributions may be made in shares of the Company's common stock or in cash which is then used to purchase Rhone-Poulenc Rorer Inc. common stock.

  In 1992, approximately $300,000 was credited toward amounts paid by the Company as employer contributions representing excess and forfeited employer contributions included in accounts payable to Rhone-Poulenc Rorer at December 31, 1991.

  Vesting

  All participants are fully vested at all times in all amounts held in their accounts.

  Investment Options

  Prior to January 1, 1993, participants could elect to invest contributions in the Interest Accumulation Account, the Equity Index Account, shares of Rhone-Poulenc Rorer Inc. Common Stock or Rhone-Poulenc S.A. (RP) Contingent Value Rights (CVRs). Effective January 1, 1993, investment options were expanded to include the following vehicles: IDS Discovery Fund, Inc.; IDS Federal Income Fund, Inc.; IDS International Fund, Inc.; IDS Managed Retirement Fund, Inc.; IDS Mutual Fund, Inc.; IDS New Dimensions Fund, Inc.; and IDS Trust Collective Equity Index II Account. Currently, participants may choose any combination of the investment vehicles listed above in increments of one percent of their contribution except for the RP CVRs which expired in July 1993.

  All employer contributions are made to the Rhone-Poulenc Rorer Inc. Common Stock Account. A participant may not elect to transfer the employer contribution from common stock to another investment medium until the participant has reached age 55.

  Withdrawals

  If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, he (or in the case of death, his beneficiary) is entitled to the full amount of his accounts as valued on the applicable valuation date. Distribution of the accounts for the reasons of death or retirement will be made as soon as administratively practicable after the calendar quarter. Distribution for reasons of permanent disability or termination of employment will be paid at the normal retirement date or upon written request for distribution.

  While employed, a participant may make certain withdrawals upon 30 days' written notice of (1) his basic and supplemental contributions made prior to July 1, 1984, with the limitation of one such withdrawal in any Plan year, (2) the earnings on the pre-July 1, 1984 basic and supplemental contributions and rollover contributions, (3) employer contributions which are not invested in the Common Stock Account and which have been held in such accounts for at least two years, and (4) post-June 30, 1984 basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Savings Plan Administrator. At the age of 59 1/2, the participant may withdraw any portion of his basic and supplemental contribution amounts.

  Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution. Special lump-sum distribution rules apply for full Plan withdrawals made after age 59 1/2. A ten percent surtax, as well as a twenty percent mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59 1/2, subject to certain exceptions, including distributions due to death or permanent disability.

  Loan Provisions

  Any Plan participant may apply for a loan provided the request does not exceed 50% of the vested account value not to exceed $50,000 outstanding. Only one loan may be made every 365 days, and all loans are subject to approval by the Savings Plan Administrator. Loan terms are generally limited to five years with no penalty for early repayment. Interest rates are determined by the Savings Plan Committee in accordance with prevailing market rates on similar types of loans. Interest paid by the participant is credited to the participant's account. Administrative expenses associated with loans are paid by the Company.


  Plan Expenses

  Brokerage commissions in connection with the Plan's purchase or sale of securities are added to the cost of the securities or deducted from the proceeds thereof, as the case may be. All other costs and expenses incurred in the administration of the Plan are paid from the assets of the

  Plan unless otherwise paid by the Company. Currently, trustee fees and recordkeeping fees are paid by the Company.

  Termination of the Plan

  The Company's Board of Directors may amend or suspend the Plan from time to time and may terminate the Plan at any time (although there is no present intent to do so) provided, however, that no such action may cause the participants' employee and Company contribution accounts to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated with respect to all participants or a group of participants, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

  Plan Mergers and Consolidations

  Effective December 31, 1991, the Armour Pharmaceutical Company Hourly Employee Savings Plus Plan (the Armour Plan) was merged into the Plan. As a result, $1.5 million of Armour Plan net assets were transferred to the Plan in 1991 and are reflected in the Plan financial statements as of December 31, 1991.

  Effective January 1, 1992, the Company's Payroll Stock Ownership Plan was merged into the Plan. As a result, 41,764 shares ($2.7 million) of Rhone-Poulenc Rorer common stock were transferred into the Rhone-Poulenc Rorer Common Stock account.

  Certain prior year items have been reclassified to conform to current classifications.

2.     Summary of Significant Accounting Policies

  Investments

  The Interest Accumulation Account is stated at contract value, cost plus interest income earned on an accrual basis. The Rhone-Poulenc Rorer Inc. Common Stock Account and the Contingent Value Rights Account are stated at the fair market value of the Rhone-Poulenc Rorer Inc. common stock and the RP CVRs included in the respective accounts. All of the IDS Funds are stated at the fair market value of the particular fund, see Note 5, "Investments."

  On May 7, 1991, the Company announced a two-for-one common stock split effective June 7, 1991 for shareholders of record on May 17, 1991.
  RP, holder of approximately 68% of the Company's shares, similarly split the CVRs it issued in July 1990.

  Concentration of Credit Risk

  The Plan has invested substantially all its assets in investment accounts with three insurance companies, in IDS Bank and Trust Company funds and in Rhone-Poulenc Rorer Inc. common stock. Funds invested are subject to certain risks, which could result in losses to the Plan in the event of non-performance.

  In general, unless otherwise noted, no single common stock issue represents more than 4% of the total assets of a particular IDS fund. The IDS Federal Income Fund, Inc. holds approximately 70% of its total assets in the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation with the remaining 30% held in various other U.S. Government securities including the Government National Mortgage Association and U.S. Treasury Bills. The IDS International Fund, Inc. holds various securities of companies located in Japan, United Kingdom and France which comprise 28%, 14% and 7%, respectively, of the total fund balance.

  The Plan requires no collateral to support such investments. The nature of the investments is discussed more fully in Note 3.

  Contributions

  Contributions from employees are deposited as soon as practicable but no more than thirty days after the end of the calendar month in which Rhone-Poulenc Rorer Inc. and its participating subsidiaries make payroll deductions from plan participants. Contributions from the employees and the Company are recorded in the same period as the corresponding payroll deductions.

  Net (Depreciation) Appreciation

  The Plan presents in the Statements of Income and Changes in Plan Equity the net (depreciation) appreciation in the fair value of its investments which consists of the realized losses or gains and unrealized (depreciation) appreciation on those investments.

3.     Significant Aspects of Investment Options

  IDS Discovery Fund, Inc.

  The IDS Discovery Fund, Inc. is a diversified mutual fund that invests primarily in common stocks of small and medium size growth companies, many of which specialize in technological innovation. Total units and unit values invested in the fund at December 31, 1993 were 226,757 at $12.064, respectively. There were 858 participants in the fund at December 31, 1993.

  IDS Federal Income Fund, Inc.

  The IDS Federal Income Fund, Inc. invests primarily in U.S. government and government agency securities. Total units and unit values invested in the fund at December 31, 1993 were 173,216 at $5.064, respectively. There were 368 participants in the fund at December
  31, 1993.

  IDS International Fund, Inc.

  The IDS International Fund, Inc. is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of foreign issuers. Total units and unit values invested in the fund at December 31, 1993 were 221,380 at $10.349, respectively. There were 598 participants in the fund at December 31, 1993.

  IDS Managed Retirement Fund, Inc.

  The IDS Managed Retirement Fund, Inc. is a diversified mutual fund that invests in common and preferred stocks, convertible securities, debt securities and money market instruments. The investments are both U.S. and foreign. Total units and unit values invested in the fund at December 31, 1993 were 432,723 at $11.826, respectively. There were 1,022 participants in the fund at December 31, 1993.

  IDS Mutual Fund, Inc.

  The IDS Mutual Fund, Inc. is a diversified mutual fund that invests in common stocks and senior securities (preferred stock and debt securities) issued by U.S. and foreign companies as well as convertible securities and money market instruments. Total units and unit values invested in the fund at December 31, 1993 were 354,595 at $12.463, respectively. There were 1,052 participants in the fund at December 31, 1993.

  IDS New Dimensions Fund, Inc.

  The IDS New Dimensions Fund, Inc. is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of U.S. and foreign companies. Total units and unit values invested in the fund at December 31, 1993 were 430,548 at $14.340, respectively. There were 1,432 participants in the fund at December 31, 1993.

  IDS Trust Collective Equity Index II Account

  The IDS Trust Collective Equity Index II Account, formerly called the Equity Index Account, is a fund of common stocks currently managed by IDS and designed to closely match the total investment performance of the Standard and Poor's 500 Composite Stock Index. The account portfolio contains all common stock issues represented in the Standard and Poor's Index except for stock of its parent company (American Express).

  The account is passively maintained; transactions occur only for the purpose of investing new contributions, funding withdrawals, or adjusting to changes made in the composition of stocks included in the Standard and Poor's index.

  Total units and unit values invested in the account at December 31, 1993 and 1992 were 1,629,156 at $11.489 per unit and 1,995,153 at
  $10.509 per unit, respectively. There were 2,192 participants in the IDS Trust Collective Equity II Index Account at December 31, 1993 (1992 - 4,640).

  Interest Accumulation Account

  The Interest Accumulation Account is a pool of interest-bearing contracts, the principal and interest of which are guaranteed by the issuing companies, as of December 31, 1993 those companies were Aetna Life Insurance Company, John Hancock Mutual Life Insurance Company and The Prudential Insurance Company of America. Effective January 1994 New York Life was added to the pool. The interest rate on funds on deposit in this account during 1993 ranged from 5.56 percent to
  9.05 percent, and from 6.52 percent to 9.05 percent in 1992. There were 4,392 and 4,640 participants in the Interest Accumulation Account at December 31, 1993 and 1992, respectively.

  Rhone-Poulenc Rorer Inc. Common Stock Account

  This account consists of Rhone-Poulenc Rorer Inc. common stock acquired at the prevailing market price and temporary investments held by the trustee, currently IDS Bank & Trust. Total shares held in the account as of December 31, 1993 were 1,032,658 valued at $36.50 per share. At December 31, 1992 there were 921,292 shares valued at $46.625 per share. There were 5,640 participants in the Rhone-Poulenc Rorer Inc. Common Stock Account at December 31, 1993 (1992 - 5,488).

  Rhone-Poulenc S.A. Contingent Value Rights Account

  This account held the Rhone-Poulenc S.A. CVRs either received by the Plan during 1990 as a result of the transaction between RP and Rorer or subsequently acquired. The CVRs provided for payment in 1993 by RP to the holder of the CVRs of an amount contingent upon the price of the Company's common stock, subject to certain limitations and conditions. The CVRs matured in July 1993 and pursuant to their terms, RP paid CVR holders for each CVR the sum of $.12, representing the difference between the average market value of RPR common shares for a 90-day period prior to maturity ($49.01) and the CVR Target Price of $49.13. All proceeds from the matured CVRs were transferred into the Interest Accumulation Account. Total CVRs held in the account were 167,238 valued at $.09 per right at July 31, 1993.
  There were 1,719 and 1,878 participants in the Contingent Value Rights Account at July 31, 1993 and December 31, 1992, respectively.

4.     Investments

  Investments, including costs, are detailed as follows:

                                                        December 31,
                                                      1993          1992
                                                  ------------  -------------
     IDS Discovery Fund, Inc.
          (cost: 1993, $2,638,825)                 $ 2,735,598   $       --
     IDS Federal Income Fund, Inc.
          (cost: 1993, $911,398)                       877,163           --
     IDS International Fund, Inc.
          (cost: 1993, $2,088,372)                   2,291,062           --


                                                         December 31,
                                                      1993          1992
                                                  -------------  -------------
     IDS Managed Retirement Fund, Inc.
          (cost: 1993, $5,017,033)                   5,117,380           --
     IDS Mutual Fund, Inc.
          (cost: 1993, $4,492,920)                   4,419,318           --
     IDS New Dimensions Fund, Inc.
          (cost: 1993, $6,002,089)                   6,174,058           --
     IDS Trust Collective Equity Index II
          (cost: 1993, $16,956,049 and 1992,
          $12,183,266)                              18,717,374    20,967,063
     Interest Accumulation Account
          (cost: 1993, $73,487,742 and 1992,
          $52,658,974)                              79,755,198    80,181,207
     Rhone-Poulenc Rorer Inc. Common Stock
          Account (cost: 1993, $47,141,513 and
          1992, $36,187,386)                        37,692,017    42,955,240
     Rhone-Poulenc S.A. Contingent Value
          Rights (cost: 1993, $ -- and 1992,
          $692,660)                                         --       443,566
                                                  -------------  -------------
                                                   $157,779,168  $144,547,076
                                                  =============  =============


5.     Tax status

  The Plan's counsel believes that the Plan, as amended and restated effective January 1, 1992, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified, and therefore tax exempt, thereunder. The Company intends to file a request with the IRS for a favorable determination letter.




                                                                                            Schedule I

                               RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                              INVESTMENTS
                                          at December 31, 1993


Party-
 in-
interest            Identity of Issue         Description of investment                Cost        Current  Value
- - - - - --------   ----------------------------   -------------------------------         ------------    ----------------
   N/A     IDS Discovery Fund, Inc.       Equity mutual fund
                                          (226,757 units at $12.064 per unit)      $ 2,638,825       $ 2,735,598

   N/A     IDS Federal Income Fund, Inc.  Fixed mutual fund
                                          (173,216 units at $5.064 per unit)           911,398           877,163

   N/A     IDS International Fund, Inc.   Equity mutual fund
                                          (221,380 units at $10.349 per unit)        2,088,372         2,291,062

   N/A     IDS Managed Retirement Fund,   Balanced mutual fund
           Inc.                           (432,723 units at $11.826 per unit)        5,017,033         5,117,380

   N/A     IDS Mutual Fund, Inc.          Balanced mutual fund
                                          (354,595 units at $12.463 per unit)        4,492,920         4,419,318

   N/A     IDS New Dimensions Fund, Inc.  Equity mutual fund
                                          (430,548 units at $14.340 per unit)        6,002,089         6,174,058

   N/A     IDS Trust Collective Equity    Equity Index Account
           Index II                       (1,629,156 units at $11.489 per unit)     16,956,049        18,717,374

   N/A     Rhone-Poulenc Rorer            Rhone-Poulenc Rorer Inc.
           Inc. Common Stock              Common Stock (1,032,658 shares
                                          at $36.50 per share)                      47,141,513        37,692,017

   N/A     Aetna Group Deferred Annuity   Interest Accumulation Account
           Contract                       (Interest rate of 9.05 percent)           54,877,435        59,557,697

   N/A     John Hancock Group Deferred    Interest Accumulation Account
           Annuity Contracts              (Interest rates from 5.56
                                          percent to 8.92 percent)                   6,861,262         7,446,430

   N/A     The Prudential Group Deferred  Interest Accumulation Account
           Annuity Contract               (Interest rate of 6.52 percent)           11,749,045        12,751,071
                                                                                  -------------     -------------

                                                                                  $158,735,941      $157,779,168
                                                                                  =============     =============


                                                                                                                    Schedule II
                                         RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                             STATEMENT OF FINANCIAL CONDITION BY ACCOUNT
                                                         at December 31, 1993




         IDS        IDS      IDS        IDS         IDS       IDS         IDS TRUST  INTEREST    RHONE-       PARTICI      COMBINED
         DISCOVERY  FEDERAL  INTERNA    MANAGED     MUTUAL    NEW         COLLECTIVE ACCUMU      POULENC      PANT         ACCOUNTS
         FUND,      INCOME   TIONAL     RETIRE      FUND,     DIMENSIONS  EQUITY     LATION      RORER        PROMMIS
         INC.       FUND,    FUND,      MENT FUND,  INC.      FUND,       INDEX II   ACCOUNT     COMMON       SORY
                    INC.     INC.       INC.                  INC.                               STOCK        NOTES
       -----------------------------------------------------------------------------------------------------------------------------
ASSETS
Invest-
ments    $2,735,598 $877,163 $2,291,062 $5,117,380 $4,419,318 $6,174,058 $18,717,374 $79,755,198 $37,692,017  $  --     $157,779,168

Cash            233       75        197        436        377        524       1,587     203,827     222,346     --          429,602
Recei
vables:
 Employer
 contri-
 butions     --       --         --         --         --         --          --         --          623,664     --          623,664
 Employee
 contri-
 bution      63,626   22,734     49,311    96,725      86,031    133,112     129,203     507,934     254,904     --        1,343,580
 Loans to
 partici-
 pants         --       --         --        --          --         --          --          --          --      6,609,435  6,609,435
         ---------------------------------------------------------------------------------------------------------------------------
Total
assets   $2,799,457 $899,972 $2,340,570 $5,214,541 $4,505,726 $6,307,694 $18,848,164 $80,466,959 $38,792,931 $6,609,435 $166,785,449
         ===========================================================================================================================

LIABILITIES AND PLAN EQUITY

Plan
equity   $2,799,457 $899,972 $2,340,570 $5,214,541 $4,505,726 $6,307,694 $18,848,164 $80,466,959 $38,792,931 $6,609,435 $166,785,449
         ---------------------------------------------------------------------------------------------------------------------------
Total
Liabil
ities and
plan
equity   $2,799,457 $899,972 $2,340,570 $5,214,541 $4,505,726 $6,307,694 $18,848,164 $80,466,959 $38,792,931 $6,609,435 $166,785,449
         ===========================================================================================================================



                                                                                                                       Schedule II
                                             RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                             STATEMENT OF FINANCIAL CONDITION BY ACCOUNT
                                                         at December 31, 1992


                                                                    RHONE-POULENC
                                 INTEREST           EQUITY            RORER INC.         PARTICIPANTS'
                                ACCUMULATION        INDEX           COMMON STOCK          PROMISSORY         COMBINED
                                 ACCOUNT           ACCOUNT          AND CVR ACCOUNTS     NOTES ACCOUNT       ACCOUNTS
                            ----------------------------------------------------------------------------------------------
ASSETS
Investments                    $ 80,181,207      $ 20,967,063      $   43,398,806      $     --          $ 144,547,076
Cash                                413,280            --                 163,889            --                577,169
Receivables:
     Employer contributions           --                --                456,502             --               456,502
     Employee contributions         510,150           202,223             391,356             --             1,103,729
     Loans to participants            --                --                  --            4,188,153          4,188,153
                               -----------------------------------------------------------------------------------------
          Total assets         $ 81,104,637      $ 21,169,286      $   44,410,553      $  4,188,153      $ 150,872,629
                               =========================================================================================


LIABILITIES AND PLAN EQUITY
Plan equity                      81,104,637        21,169,286          44,410,553         4,188,153        150,872,629
                               ----------------------------------------------------------------------------------------
   Total liabilities
   and plan equity             $ 81,104,637      $ 21,169,286      $   44,410,553      $  4,188,153      $ 150,872,629
                               =========================================================================================


                                                                                                       Schedule III
                                              RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY BY ACCOUNT
                                                 for the year ended December 31, 1993


          IDS       IDS      IDS       IDS         IDS       IDS          IDS TRUST   INTEREST   RHONE-     PARTICI    COMBINED
          DISCOVERY FEDERAL  INTERNA   MANAGED     MUTUAL    NEW          COLLECTIVE  ACCUMU     POULENC    PANTS      ACCOUNTS
          FUND,     INCOME   TIONAL    RETIRE      FUND,     DIMENSIONS   EQUIY       LATION     RORER      PROMIS
          INC.      FUND,    FUND,     MENT FUND,  INC.      FUND,        INDEX II    ACCOUNT    COMMON     SORY
                    INC.     INC.      INC.                  INC.                                STOCK      NOTES
                                                                                                 ACCOUNT    ACCOUNTS
          --------------------------------------------------------------------------------------------------------------------------

Additions:
Contribution:
Employer  $  --     $  --     $   --    $   --    $   --     $    --    $    --      $    --    $ 6,188,047 $   --    $  6,188,047

Employee    563,405   284,172   292,138   952,600    873,397  1,232,533  1,759,057    5,519,331   3,619,814     --      15,096,447

Investment
income:
Interest
income       15,639     8,834     6,238    19,560     18,415     29,541     61,618    6,656,249    113,645      --       6,929,739

Dividend
income      103,892    65,091    53,565   409,422    355,467    296,726    478,739       --        960,951      --       2,723,853

Net (depreciation)
/appreci-
ation      114,570   (31,989)  228,403   128,591    (44,441)   216,049   1,287,334       --     (10,432,156)    --      (8,533,639)

Transfers,                                                                                                             (1)
net       2,042,215  642,718  1,862,676  3,858,036  3,428,676  4,780,146  (5,135,935) (9,052,492) (4,847,322)  2,421,282      --
         ---------------------------------------------------------------------------------------------------------------------------
Total
additions 2,839,721  968,826  2,443,020  5,368,209  4,631,514  6,554,995  (1,549,187)  3,123,088  (4,397,021)  2,421,282  22,404,447

Deductions:
Withdrawals
and termin
ations       40,264   68,854    102,450    153,668    125,788    247,301     771,935   3,760,766   1,220,601     --        6,491,627
         ---------------------------------------------------------------------------------------------------------------------------
Net increase in
plan
equity    2,799,457  899,972  2,340,570  5,214,541  4,505,726  6,307,694 (2,321,122)   (637,678) (5,617,622)   2,421,282  15,912,820

Plan equity
beginning of
year          --         --       --        --         --          --    21,169,286   81,104,637  44,410,553  4,188,153  150,872,629
         ---------------------------------------------------------------------------------------------------------------------------

Plan equity
end of
year     $2,799,457 $899,972 $2,340,570 $5,214,541 $4,505,726 $6,307,694 $18,848,164 $80,466,959 $38,792,931 $6,609,435 $166,785,449
        ============================================================================================================================

(1)    Transfers include new loans issued of $4,017,459 and repayments of $1,596,177.


                                                                                                                  Schedule III
                                              RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY BY ACCOUNT
                                                 for the year ended December 31, 1992


                                                                       RHONE-POULENC    PARTICIPANTS
                                        INTEREST        EQUITY         RORER INC.       PROMISSORY
                                        ACCUMULATION    INDEX          COMMON STOCK     NOTES           COMBINED
                                        ACCOUNT         ACCOUNT        CVR ACCOUNT      ACCOUNT         ACCOUNTS
                                       ----------------------------------------------------------------------------

Additions:
  Contributions:
   Employer                             $   --          $   --         $  4,800,608     $    --         $  4,800,608
   Employee                               6,461,637       2,489,834       4,623,631          --           13,575,102
  Assets transferred in                     --              --            2,704,239          --            2,704,239
  Investment income:
   Interest income                        6,640,050         130,869         172,459          --            6,943,378
   Dividend income                          --              504,025         558,497          --            1,062,522
  Net (depreciation) appreciation           --              872,845     (14,581,697)         --          (13,708,852)

  Transfers, net                         (7,367,174)      1,373,114       4,842,975       1,151,085(1)        --
                                       -----------------------------------------------------------------------------
          Total additions                 5,734,513       5,370,687       3,120,712       1,151,085       15,376,997
                                       -----------------------------------------------------------------------------
Deductions:
  Withdrawals and terminations            5,028,071       1,128,858       2,665,898          --            8,822,827
                                       ------------------------------------------------------------------------------
Net increase in Plan equity                 706,442       4,241,829         454,814       1,151,085        6,554,170

Plan equity, beginning of year           80,398,195      16,927,457      43,955,739       3,037,068      144,318,459
                                       ------------------------------------------------------------------------------
Plan equity, end of year               $ 81,104,637    $ 21,169,286    $ 44,410,553     $ 4,188,153     $150,872,629
                                       ==============================================================================

(1)    Transfers include new loans issued of $2,263,610 and repayments of $1,112,525.


                                                                                                                    Schedule III
                                              RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY BY ACCOUNT
                                                 for the year ended December 31, 1991


                                                                     RHONE-POULENC
                                        INTEREST         EQUITY       RORER INC.     PARTICIPANTS
                                      ACCUMULATION       INDEX       COMMON STOCK &   PROMISSORY       COMBINED
                                        ACCOUNT         ACCOUNT      CVR ACCOUNTS    NOTES ACCOUNT     ACCOUNTS
                                      ----------------------------------------------------------------------------
Additions:
  Contributions:
   Employer                           $       --       $      --     $  3,611,581    $                 $  3,611,581
   Employee                             5,667,098        1,663,304      2,255,401                         9,585,803

  Assets transferred in                   754,558          132,318        599,656         --              1,486,532
  Investment income:
   Interest income                      6,845,930           98,992         85,763         --              7,030,685
   Dividend income                            --           423,746        241,754         --                665,500
  Net appreciation                            --         3,270,047     17,392,424         --             20,662,471
  Transfers, net                       (6,157,527)         194,823      4,150,167      1,812,537(1)          --
                                      -------------------------------------------------------------------------------
          Total additions               7,110,059        5,783,230     28,336,746      1,812,537         43,042,572

Deductions:
  Withdrawals and termination           6,118,605          878,227      1,252,398         --              8,249,230
  Employer refund                         187,706              291        146,347         --                334,344
                                      ------------------------------------------------------------------------------
       Total deductions                 6,306,311          878,518      1,398,745         --              8,583,574
                                      ------------------------------------------------------------------------------
Net increase in Plan equity               803,748        4,904,712     26,938,001      1,812,537         34,458,998

Plan equity, beginning of year         79,594,447       12,022,745     17,017,738      1,224,531        109,859,461
                                    ---------------------------------------------------------------------------------
Plan equity, end of year             $ 80,398,195     $ 16,927,457   $ 43,955,739    $ 3,037,068       $144,318,459
                                    =================================================================================

(1)  Transfers include new loans issued of $2,146,278 and repayments of $333,741.

                              INDEX TO EXHIBITS

Exhibit No.

   1.               Consent of Independent Public Accountants

                                                              Exhibit 1


                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



       We consent to the incorporation by reference in the registration statement of Rhone-Poulenc Rorer Inc. on Form S-8 (Registration No. 33-17269) of our report dated June 10, 1994, on our audits of the financial statements and supplemental schedules of Rhone-Poulenc Rorer Inc. Employee Savings Plan as of December 31, 1993 and 1992, and for the years ended December 31, 1993, 1992, and 1991, which report is included in this Annual Report on Form 11-K.






                                           /s/ COOPERS & LYBRAND
                                          -----------------------
                                               COOPERS & LYBRAND





       Philadelphia, Pennsylvania
       June 24, 1994